EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange

       The Israeli Securities Authority

Immediate Report - Class Action against Bezeq International

On December 29, 2015, the Company received a notice from its subsidiary, Bezeq International Ltd. (hereinafter, “Bezeq International”) regarding a claim together with a class action certification motion filed against it with the Central District Court. The claim was filed on grounds that Bezeq International charged customers who subscribed to an international calling plan a “premium rate” which was higher than the rate that was set and agreed upon in the plan. According to the petitioners, Bezeq International excluded overseas landline destinations from the plan and defined them as “premium destinations” without any basis and while misleading customers.

The petitioners did not explicitly state the claim amount against Bezeq International.

Bezeq International is studying the claim and the class action certification motion, and neither it and/nor the Company is able to evaluate the likelihood of success of the claim at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.